Emerging Technology, Inc.
                       668 North 44th Street - Suite 300
                               Phoenix, AZ 85008

March 13, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549

                  Re: Enableware Technology, Inc. (the "Issuer") Registration Statement on Form SB-2
                           File No 333-52750

Gentlemen:

         Please be advised that the Issuer hereby withdraws its registration statement on Form SB-2 filed December 26, 2000.

         No sales have or will be made pursuant to the above captioned Registration Statement.

Very truly yours,

Enableware Technology, Inc.



By: /s/ FRANK J. HARITON
----------------------------
    Frank J. Hariton,
    Secretary and a Director